

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2020

Yongdong Peng
Chief Executive Officer
KE Holdings Inc.
Building Fudao, No. 11 Kaituo Road, Haidian District
Beijing 100085
People's Republic of China

> **Re: KE Holdings Inc.**
> **Amendment to Registration Statement on Form F-1**
> **Filed August 7, 2020**
> **File No. 333-240068**

Dear Mr. Peng:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Form F-1 filed August 7, 2020

Risk Factors
"ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement . . . ", page 69

1. We note your disclosure in this risk factor that ADS holders waive their right to a jury trial under the deposit agreement and, as such, any claim may be heard only by a judge or justice of the applicable trial court. Section 7.6 of the deposit agreement that was filed with this amendment appears to indicate that claims may only be settled by arbitration. Please revise your risk factors to describe this provision and its impact on ADS holders. Please also address any questions as to enforceability and clarify whether such provision applies to claims under the federal securities laws and whether such provision

applies to claims other than in connection with this offering.

You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Z. Julie Gao